UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 6 April 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

MARKET RELEASE

6th April 2017

TERMINATION OF ATM-3507 PRECLINICAL DEVELOPMENT PROGRAM

•    ATM-3507 (Anisina) will not be progressed into clinical trials due to unfavourable balance of preclinical activity relative to emerging toxicology findings, and likely regulatory and commercial barriers to success

•    Novogen will continue to focus on two clinical-stage programs: GDC-0084 in glioblastoma multiforme, and TRXE-002-01 (Cantrixil) in ovarian cancer

•    Recently-announced CRC-P grant for next-generation ATM program is unaffected by the decision, and represents an opportunity to develop a candidate with superior activity and toxicity profile

Sydney, 6th April 2017 – Australian oncology-focused biotechnology company, Novogen Limited (ASX: NRT; NASDAQ: NVGN) announces that it is terminating further development of its preclinical program ATM-3507 (Anisina), with immediate effect.

The decision follows a careful review by the internal Scientific Committee of the Board of Directors, which concluded that the balance of available preclinical data did not support a transition into clinical trials, and that the future commercial potential of the asset was likely to be low. In particular, a level of toxicity was observed that raised significant concern around the ability to safely dose patients to a therapeutic level. In addition, the recent evolution of the treatment landscape for patients with the kinds of cancer in which Anisina might be tested suggested that there would likely be regulatory and commercial barriers to success.

Novogen CEO, Dr James Garner, commented, “the work that has been done on the Anisina program has been first-class, and it is important to acknowledge the efforts of the many dedicated scientists that have been involved. However, our responsibility to patients and to shareholders lies in taking forward only those development programs which are likely to provide benefit in the treatment of cancer. Our view is that the data that has been collected for Anisina does not, in aggregate, make it an appropriate candidate for clinical development.”

He added, “while this has been a difficult decision, we believe it to be the most responsible course of action. The considerable quantum of funds that would have been devoted to a clinical trial of Anisina can now be reallocated to activities that are more likely to benefit patients and drive economic value for the company. We have a strong pipeline, and we are tightly focused on driving forward our clinical programs, GDC-0084 and Cantrixil. These are entirely independent of Anisina in scientific terms.”

Under the terms of a License Deed with Genscreen Pty Ltd which was executed in 2013, it is anticipated that the intellectual property associated with the program will revert to Genscreen, and Novogen will work closely with the Genscreen team to execute any necessary handover.

Novogen anticipates significant future cost savings associated with the termination. A reduction in headcount will be implemented, and other employees will be reallocated to new responsibilities, focused on driving forward the clinical-stage programs and the ‘next-generation ATM’ program. Professor Peter Gunning, as one of Australia’s preeminent cancer researchers, will remain a member of the company’s Scientific Advisory Board.

Professor Gunning, who discovered the anti-tropomyosin technology and is named as an inventor on the patent that covers ATM-3507, commented, “we remain fundamentally confident that targeting tropomyosin is a sound approach to the development of new cancer therapies. While this program has ultimately yielded mixed results, much has been learned that will no doubt help enormously to advance both the development of new ATM drugs and the basic science in this field.”

The decision to terminate the development of ATM-3507 does not affect the ‘next-generation ATM’ program that is the subject of a $3 million CRC-P grant from the Federal Government, as announced on 9th February 2017. The next-generation ATM program is based on an entirely novel approach to targeting tropomyosin, with distinct intellectual property, and it offers an opportunity to produce a therapy with a superior profile to ATM-3507.

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best-in-class agents in a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. A second clinical program, TRXE-002-01 (Cantrixil) commenced a phase I clinical trial in ovarian cancer in December 2016. In addition, the company has several preclinical programs in active development, the largest of which is substantially funded by a CRC-P grant from the Australian Federal Government.

For more information, please visit: www.novogen.com